McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

April 27, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011 Filed September 9, 2011 File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are notifying you of the Company’s intention to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter, dated April 12, 2012, by Wednesday May 2, 2012. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Very truly yours,

/s/ Steven Schuster

Steven Schuster